April 14, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn: Ms. Peggy Fisher

         Mr. Russell Mancuso

RE: Comment Letter dated April 8, 2009
Tyco Electronics Ltd.
Amendment No. 3 to Registration Statement on Form S-4
Filed April 8, 2009
File No. 333-156927

Dear Ms. Fisher and Mr. Mancuso:

This letter responds to the remaining comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Tyco Electronics Ltd. (“Tyco Electronics” or the “Company”) dated April 8, 2009 (the “Comment Letter”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

Exhibit 5.1

2.              We note that, in response to prior comment 4, you state that you do not intend to file a revised opinion as an exhibit to the post-effective amendment.  However, several of the statements of uncertainty and conditions in the current exhibit appear to be inappropriate for the post-effective amendment.  For example, we note:

•                  the statement in the opinion that the nominal amount of the shares is to be determined by a shareholders’ meeting;

•                  the statement in the opinion that the registration of the shares in the commercial register in Switzerland will occur “when the Company becomes incorporated under the laws of Switzerland;” and

•                  the condition to the opinion in the third paragraph stating “if the Swiss Continuation is completed in the manner described in the Registration Statement.”

We understand that the events mentioned in these statements and conditions will be completed before the post-effective amendment will be filed.  Therefore, the opinion filed with that amendment should not include such statements and conditions.  Please confirm that the post-effective amendment will include an opinion that does not include such statements of uncertainty or conditions.

We are not aware of any situation in which the Staff has requested that a registrant file what is essentially a second, “bring-down” legality opinion after the conclusion of a transaction that has been described in detail in a proxy statement/prospectus meeting the requirements of Schedule 14A.  Moreover, based on our research, in none of the numerous completed continuation transactions that we have found for which a registration statement had been filed (some are done as 3(a)(10) transactions) has a second, “bring-down” legality opinion been filed by post-effective amendment after the continuation has taken place.  As discussed below, we do not believe that this unprecedented opinion is necessary or appropriate and respectfully request that the Staff withdraw this comment.

Addressing each of your three specific points in turn:

•                  With respect to the statement in the opinion that the nominal amount (par value) of the shares is “to be determined by a Shareholders’ meeting resolving the Continuation,” as we note on page 35 of the Registration Statement, the Swiss Continuation will not be completed unless the Company receives a “relocation report” in which its special Swiss auditor, PricewaterhouseCoopers AG, Zürich, opines that the share capital (par value and general reserve) of the Company as presented in its unconsolidated balance sheet as of the date of the Special General Meeting is fully covered by net assets in accordance with Swiss law.  Accordingly, the precise par value of the shares is not a material uncertainty or condition in the context of the opinion.  Whatever the amount is, the special auditor must be able to give the required opinion or the Company will not reincorporate in Switzerland and the legality opinion will have no relevance.

Please note that, promptly following the shareholders meeting, the Company will issue a press release (which will be filed as an exhibit to a current report on Form 8-K) announcing the results of the meeting.  If the Swiss Continuation has been approved by shareholders, the press release will disclose the new par value of the shares.  If the transaction is completed, the new par value of the shares will also be disclosed in the post-effective amendment.

•                  With respect to the statement in the opinion that the registration of the shares in the commercial register in Switzerland will occur “when the Company becomes incorporated under the laws of Switzerland,” we respectfully disagree that this statement is an uncertainty or condition.  This statement is meant simply to be descriptive of when the shares become subject to Swiss law.

2

•                  The statement in the third paragraph of the opinion that conditions the opinion on the Swiss Continuation being completed in the manner described in the Registration Statement is substantively necessary and a typical condition (or assumption) contained in legality opinions given in the context of transactions.  Here, as requested by the Staff in a prior comment, the Company will take an unusual step immediately after the transaction has been completed and file a post-effective amendment.  In the post-effective amendment, the Company will confirm that the Swiss Continuation has been completed in the manner described in the Registration Statement.  Coupled with Swiss counsel’s pre-effective opinion, this assurance by the Company in its registration statement – to which Section 11 strict liability will attach– will close the loop so that shareholders will know that the transaction has been completed as described in the Registration Statement and will have no uncertainty with respect to the applicability of the opinion.

3.              Given the first sentence of the second paragraph of this exhibit, it is unclear how you responded to prior comment 7.  Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

3

Because the Company’s shares will not be newly issued when the Company changes its jurisdiction of incorporation from Bermuda to Switzerland but rather will become subject to Swiss governing documents and Swiss law, the status of the shares under Bermuda law could affect their status under Swiss law.  In Amendment No. 4 to the registration statement (to be filed on or before the effective date), we will file a revised opinion of Swiss counsel that clarifies that Swiss counsel is assuming for purposes of its opinion that the Company’s shares are duly authorized, validly issued, fully paid and non-assessable under Bermuda law.  We will also file, however, an opinion of the Company’s Bermuda counsel that the Company’s shares are duly authorized, validly issued, fully paid and non-assessable under Bermuda law.  The revised form of Swiss counsel’s opinion is attached as Exhibit A and the form of Bermuda counsel’s opinion is attached as Exhibit B.

4.              We note the reference to opinions in the last sentence of the second paragraph.  It remains unclear whether counsel is assuming conclusions of law; see prior comment 3.  If counsel is relying on an opinion of other counsel, the other opinion must be filed with your registration statement; however, see Rule 436(f).

The opinion of Swiss counsel to be filed in Amendment No. 4 to the registration statement will delete the reference to “opinions.” (See Exhibit A).

5.              We note that the third paragraph of the opinion refers only to shares outstanding immediately after the Swiss Continuation.  It is unclear whether the opinion addresses all securities included in the Fee Table of your Form S-4.  For example, we note your revised disclosure – like on page 16 – regarding the need to exchange certificates.  Please review or advise.

With respect to your question about the disclosure on page 16:

After considering a prior Staff comment, the Company decided not to switch entirely to a book-entry system and instead to retain the option of holding paper share certificates for shareholders who prefer them.  The revised disclosure on page 16 discloses that shareholders who now have paper certificates may choose either to hold in book-entry form or, now, to receive new paper certificates if they wish.

Please note that all shares outstanding immediately before the Swiss Contribution will be outstanding immediately after the Swiss Continuation, regardless of when or whether holders of paper certificates act to exchange their old paper certificates for new paper certificates or elect to hold their shares in book-entry form.

With respect to your question as to whether Swiss counsel’s opinion addresses all shares covered by the Fee Table:

4

Please note that the Company registered (and the Fee Table includes) a “cushion” above the number of shares outstanding on the date it filed the original registration statement.  The Company expects that fewer than the total number of shares that it has registered will be outstanding at the time of the Swiss Continuation and, in the post-effective amendment, will de-register any shares that are not outstanding at the time of the Swiss Continuation.  The opinion of Swiss counsel covers all shares that are outstanding at the time of the Swiss Continuation.

*              *              *

5

Please direct any questions concerning this letter to our counsel P.J. Himelfarb (by telephone at (202) 682-7197 or by facsimile at (202) 857-0940) or Ellen J. Odoner (by telephone at (212) 310-8438 or by facsimile at (212) 310-8007).

Very truly yours,

/s/ Robert A. Scott
Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.

cc:	Harold G. Barksdale, Tyco Electronics Ltd.
Patricia E. Knese, Tyco Electronics Ltd.
Ellen J. Odoner, Weil, Gotshal & Manges LLP
P.J. Himelfarb, Weil, Gotshal & Manges LLP

6

Exhibit A

Zürich

Dr. Christian Steinmann

Dr. Nedim Peter Vogt

Dr. Felix R. Ehrat

Prof. Dr. Rolf Watter

Daniel Hochstrasser

Peter Reinarz*

Dr. Andreas Länzlinger

Urs Brügger

Dr. Ralph Malacrida

Eric Stupp

Michele Bernasconi

Dr. Daniel U. Lehmann*°°

Dr. Markus Wang

Tina Wüstemann

Dr. Andreas J. Bär

Matthew T. Reiter

Roland Truffer

Dr. Corrado Rampini

Dr. Dieter Dubs°°

Dr. Thomas U. Reutter

Dr. Mani Reinert

Dr. Christoph Neeracher

Dr. Peter Hsu

Dr. René Schwab

Flavia I. Bieri Bürge

Yasmine Sabeti

Philippe A. Huber

Thomas Rohde

Sten E. D. Rasmussen

Salvatore Iacangelo

Dr. Michael G. Noth

Urs Kägi

Ariane Riedi Wirth

Dr. Rashid Bahar

Andrea B. Bolliger*

Dr. Mariel Hoch Classen

Astrid Gilli

Lukas Roesler

Michael Barrot

Andrea Boog

Nadja Jaisli

Stefan Bachmann

Dr. Till Spillmann

Tamer Dürr

Dr. Luca Jagmetti

Phyllis Scholl

Dr. Daniel Leu

Dr. Charlotte Wieser

Paula Alonso

Dr. Manuel Arroyo

Andrea C. Widmer

Katalyn Billy

Barbara Messmer

Tina Balzli

Nicola Bernardoni

Dr. Christoph O. Schmid*

Nina Probst

Claudia Peter

Roman Huber

Laura Widmer

Delphine Pannatier Kessler

Céline P. Schmidt

Florian Schönknecht

Genf

Christophe Buchwalder

Dr. Cédric Chapuis

Saverio Lembo

Anne Valérie Julen Berthod

Ludivine Boisard

Rita Karam

Dr. Andrew M. Garbarski

Marie-Christine Balzan

Lugano

Dr. Felix R. Ehrat

Paolo Bottini*

Dr. Cesare Jermini

Massimo Vanotti

Andrea Gamba

Dr. Gilles Benedick

Nicola Bernardoni

Andrea Visani°

Zug Michael Trippel Thomas Stoltz° Dr. Daniela Fiorillo Othmar Aeschi° Dr. Andreas Sidler° Patrik Odermatt

    Konsulenten

    Dr. Thomas Bär

    Dr. Robert Karrer

    Dr. Hans-Ulrich Freimüller

    Dr. Peter J. Kienast

    Dr. Marc Blessing

    Dr. Robert E. Züllig

    Prof. Dr. Marc Amstutz

    Stephanie Comtesse

 * Eidg. Dipl. Steuerexperte

 ° Notar / Notarin

°° nicht als Rechtsanwalt /

    Rechtsanwältin zugelassen

Tyco Electronics Ltd.

96 Pitts Bay Road, Second Floor

Pembroke HM 08, Bermuda

Zurich, 13 April 2009

368401/1044/a/x19312228

Re: Registration Statement on Form S-4

Dear Sir or Madam

We have acted as special Swiss counsel to Tyco Electronics Ltd. (the “Company”), a Bermuda exempted company limited by shares, in connection with the change of the Company’s place of incorporation from Bermuda to Switzerland by way of a discontinuance from Bermuda and a continuance as a Swiss corporation according to article 161 of the Swiss Code on Private International Law, whereby the Company transfers its domicile to Switzerland and reconstitutes itself as a corporation (Aktiengesellschaft) under the laws of Switzerland (the “Swiss Continuation”) and the filing of a registration statement on S-4 (as such may be further amended or supplemented, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of registered shares of the Company, with a nominal amount to be determined by a shareholders’ meeting resolving the Continuation (“Common Shares”), existing as Swiss shares as from their registration in the relevant commercial register in Switzerland when the Company becomes incorporated under the laws of Switzerland.

We have not investigated the laws of any jurisdiction other than Switzerland, and do not express an opinion on the laws of any jurisdiction other than Switzerland. We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Bär & Karrer Rechtsanwälte	Zürich Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zürich Tel. +41 (0)58 261 50 00 Fax +41 (0)58 261 50 01 zuerich@baerkarrer.ch	Genf Bär & Karrer SA 12, quai de la Poste CH-1211 Genève 11 Tel. +41 (0)58 261 57 00 Fax +41 (0)58 261 57 01 geneve@baerkarrer.ch	Lugano Bär & Karrer SA Via Vegezzi 6 CH-6901 Lugano Tel. +41 (0)58 261 58 00 Fax +41 (0)58 261 58 01 lugano@baerkarrer.ch	Zug Bär & Karrer AG Baarerstrasse 8 CH-6301 Zug Tel. +41 (0)58 261 59 00 Fax +41 (0)58 261 59 01 zug@baerkarrer.ch	www.baerkarrer.ch Eingetragen im kantonalen Anwaltsregister

Our opinion is based on the assumption that the Common Shares of the Company are duly authorized, validly issued, fully paid and non-assessable under the laws of Bermuda.

Based on the foregoing, we are of the opinion that, if the Swiss Continuation is completed in the manner described in the Registration Statement, each Common Share of the Company outstanding immediately thereafter will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the captions “Legal Matters” in the proxy statement/prospectus contained in the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Yours faithfully,

Bär & Karrer AG

Ralph Malacrida

2

Exhibit B

[Letterhead of Appleby]

Tyco Electronics Ltd.
96 Pitts Bay Road, Second Floor
Pembroke HM 08
Bermuda

Dear Sirs	[ ] April, 2009

Tyco Electronics Limited (the “Company”)

The Company has requested that we provide this opinion in connection with its Registration Statement on Form S-4 relating to the proposed discontinuance of the Company out of Bermuda and continuation into Schaffhausen, Switzerland (the “Registration Statement on Form S-4”).

For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (the “Documents”) together with such other documentation as we have considered requisite to this opinion.

Assumptions

In stating our opinion we have assumed:

(a)                                  the authenticity, accuracy and completeness of all Documents and other documentation examined by us submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarised, faxed or photostatic copies;

(b)                                 that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

(c)                                  the genuineness of all signatures on the Documents;

(d)                                 the authority, capacity and power of each of the persons signing the Documents;

(e)                                  that any factual  statements made in any of the Documents are true, accurate and complete;

(f)                                    that the records which were the subject of the Company Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date and time of the Company Search been materially altered; and

(g)                                 that the Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions passed by the Provisional Directors of the Company and the Board of Directors of the Company in meetings which were duly convened and at which a duly constituted quorum was present and voting throughout and adopted by all the Shareholders of the Company as unanimous written resolutions of the  Shareholders respectively and that there is no matter affecting the authority of the Directors to issue the shares of the Company, not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implication in relation to the opinion expressed herein.

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that all of the [ insert number  ] issued common shares of par value US$0.20 each of the Company are duly authorised and validly issued and are fully paid and non-assessable.

 Reservations

We have the following reservations:

(a)                                  Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of the company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-laws of the company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the company.

(b)                                 We express no opinion as to any law other than Bermuda law and the opinion expressed herein does not relate to compliance with or matters governed by the laws of any jurisdiction except Bermuda.  This opinion is limited to Bermuda law as applied by the courts of Bermuda at the date hereof.

(c)                                  Searches of the Register of Companies at the office of the Registrar of Companies are not conclusive and it should be noted that the Register of Companies does not reveal:

(i)                                     details of matters which have been lodged for filing or registration which as a matter of best practice of the Registrar of Companies would have or should have been disclosed on the public file, but for whatever reason have not actually been filed or registered or are not disclosed or which, notwithstanding filing or registration, at the date and time the search is concluded are for whatever reason not disclosed or do not appear on the public file; and

(ii)                                  details of matters which should have been lodged for filing or registration at the Registrar of Companies but have not been lodged for filing or registration at the date the search is concluded.

(d)                                 In order to issue this opinion we have carried out the Company Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date and time of such search.

Disclosure

This opinion is addressed to you and shall not be filed with any governmental agency or person, without our prior written consent, except as may be required by law or regulatory authority.  We hereby consent to the filing of this opinion with the United States Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 of the Company.  We also consent to the reference to our Firm under the caption “Legal Matters” in the Registration Statement on Form S-4.  Our Firm does not admit to being an expert within the meaning of the Securities Act of 1933, as amended.

Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

This opinion is governed by and is to be construed in accordance with Bermuda law.  It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.

Yours faithfully

SCHEDULE

1.                                       The entries and filings shown in respect of the Company on the file of the Company maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search conducted on [DATE] (the “Company Search”).

2.                                       Certified copies of the Certificate of Incorporation dated 11 February 2000, Memorandum of Association dated 4 February 2008 and Bye-Laws adopted 10 February 2000 in the name of Tyco Holdings (Bermuda) No 4 Limited.

3.                                       Certified copies of the Certificate of Incorporation on Change of Name from Tyco Holdings (Bermuda) No 4 Limited to Tyco Electronics Ltd (the “Company”) dated 21 December 2006 with effect 20 December 2006.

4.                                       Certified copy of the Amended Bye-laws adopted 28 June 2007 for the Company.

5.                                       Certified copies of the Certificate of Registration of Altered Memorandum of Association dated 1 June 2007 with effect from 31 May 2007, and Certificate of Deposit of Memorandum of Increase of Share Capital dated 6 June 2007 with effect 31 May 2007 for the Company (collectively, together with Items 1, 2, and 3 above, referred to as the “Constitutional Documents”).

6.                                       A certified copy of the “Foreign Exchange Letter”, dated 10 February 2000, and of letters of permission dated 7 June 2007 and 15 June 2007 issued by the Bermuda Monetary Authority, Hamilton Bermuda in relation to the Company.

7.                                       A copy of the notice to the public granted 1 June 2005 granted by the Bermuda Monetary Authority under the Exchange Control Act 1972 and the Exchange Control Regulations 1973.

8.                                       A certified copy of the “Tax Assurance”, dated 28 February 2008, issued by the Registrar of Companies for the Minister of Finance in relation to the Company.

9.                                       A certified copy of the Subscription Sheet in respect of the Company.

10.                                 Certified copy of the Minutes of the meeting of the Provisional Directors of the Company held on 10 February 2000 and Minutes of the Meeting of the Board of Directors of the Company held on 30 April 2007 and unanimous written resolutions of the Sole Shareholder effective 30 May 2007 (together the “Resolutions”).

11.                                 A certified copy of the Register of Shareholders in respect of the Company.

12.                                 A certified copy of a Share Transfer Form between Tyco International Ltd as transferor and those persons whose names are set out in the attached schedule as transferees, dated 29 June 2007.

13.                                 An Officers Certificate (the “Certificate”) dated 28 June 2007 and signed by Harold G Barksdale, the acting Vice President of the Company.

14.                                 An Officers Certificate (the “Certificate”) dated [DATE] April 2009 and signed by [NAME OF OFFICER] [a Director/the [TITLE]] of the Company.

15.                                 A copy of Amendment No. 3 to the Registration Statement on Form S-4 for the Company with registration number 333-156927 (the “Registration Statement on Form S-4”)